

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 27, 2007

via U.S. mail and facsimile

Carlos Condorelli, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg

> **RE:** **Ternaris S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-31518**

Dear Mr.Condorelli:

We have reviewed your response letters dated February 9 and 15, 2007 and have the following additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We note that in your response to our letter dated December 20, 2006, you discuss your use of sales agents in connection with sales into Iran and Syria, and your purchases of services from Iranian companies. Please advise us whether any such sales agents or Iranian suppliers of services are affiliated with the Iranian government. Advise us also whether the Iranian or Syrian government, or entities controlled by those governments, act as intermediaries or otherwise receive funds in connection with your operations related to those countries.

2. Please advise us whether your sales into Africa include sales into Sudan, another country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. To the extent that you have contacts with Sudan, provide the same type of information and analysis regarding your

contacts with Sudan as we requested regarding your contacts with Iran and Syria in our letter dated December 20, 2006.

3. We note your response to prior comment five in our letter dated December 20, 2006. We are not persuaded that steel tubes and pig iron are routinely denominated in US dollars in international commerce. As such, please provide us with your assessment as to whether any foreign currency embedded derivatives associated with your steel tube and pig iron contracts would be material to your financial statements.

<u>Note 26 – Contingencies, commitments and restrictions on the distribution of profits, page F-44</u>

4. We acknowledge your response to prior comment 12 in our letter dated December 20, 2006, but have no further comment at this time.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Nili Shah (202) 551-3255, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant